ESTABLISHED 1947 Member FINRA/SIPC

June 8, 2016

Via EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549 Attn: Scot Foley
Re:	Champions Oncology, Inc. Registration Statement on Form S-1 File No. 333-210924

Ladies and Gentlemen:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”) we, as representative of the proposed underwriters, hereby join in the request of Champions Oncology, Inc. that the effective date of such Registration Statement be accelerated so that it becomes effective at 5:00 p.m., eastern time, on Thursday, June 9, 2016 or as soon thereafter as practicable.

We hereby authorize each of Richard Silfen, Esq. and Jonathan Cohen, Esq. of Duane Morris LLP, attorneys for the underwriters, to orally modify or withdraw this request for acceleration.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

With respect to Rule 15c2-8 (the “Rule”) under the Securities Exchange Act of 1934, as amended, we wish to advise the Securities and Exchange Commission that National Securities Corporation has distributed or will distribute copies of the Preliminary Prospectus dated May 23, 2016 to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

Securities and Exchange Commission
June 8, 2016

Very truly yours,

National Securities Corporation,
as Representative

By: /s/ Jonathan C. Rich
Jonathan C. Rich
E.V.P. – Head of Investment Banking